UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 TECHEDGE, INC.
        (Exact name of registrant as specified in its corporate charter)


                         Commission File No.: 000-50005


          Delaware                                     04-3703334
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

     3 Rolling Hill Road
     Hampton Bays, New York                              11946
(Address of Principal Executive Offices)               (Zip Code)




                                  631-728-4164
              (Registrant's telephone number, including area code)


          (Former name or former address, if changed since last report)



                                  May 17, 2004

                                 Techedge, Inc.

                                 Schedule 14f-1


                                  INTRODUCTION


         This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with proposed changes in: (i) membership of the board of directors of Techedge, Inc.; and (ii) change in control of Techedge, Inc.. The date of this information statement is May 17, 2004.

         This information statement is being mailed to stockholders of record as of May 17, 2004 and filed with the Securities and Exchange Commission (the "SEC") on May 17, 2004.

         In May of 2004, Techedge, Inc. ("Techedge"), a Delaware corporation, its shareholders, China Quantum Communications, Ltd. ("China"), a Cayman Islands Company, the subscribing shareholders of China (the "China Shareholders") whose names and percentage of ownership in China are set out in Schedule B of the Share Exchange Agreement ("Agreement"), a copy of which is annexed hereto, (who have the right to subscribe for, but have not been issued, the number of shares of common stock of Techedge set forth opposite each name) have agreed to enter into the aforesaid Agreement.

         Pursuant to the Agreement, 72,000,000 of the common shares of Techedge shall be issued to the China shareholders in accordance with the terms and conditions set forth in the aforesaid Agreement, thereby increasing total Techedge outstanding shares of common stock to 80,000,000 shares.

         A copy of the Agreement will be filed as an exhibit to a Form 8-K.

         We expect that Messrs. Gregory A. Konesky and Ehren Richardson will each resign as directors (the "resigning directors") and be replaced by directors designated by China (the "incoming directors"). The change in directors is expected to occur at the next meeting of our Board following the Closing under the Agreement, at the earliest available date permitted under the Exchange Act.

         THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF CHINA'S DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.


                                VOTING SECURITIES


         As of May 17, 2004, there were eight (8,000,000) million shares of our common stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

                                CHANGE OF CONTROL


         The following summary of the Agreement is a summary and is qualified in their entirety by references to the Agreement which we will file as an exhibit to a Report on Form 8-K with the SEC.


                                     GENERAL


         The China Shareholders will exchange (a) all of their 49,308,800 China Qrdinary Shares, par value $0.0001per share and (b) all of their 5,013,600 China Series A Preference Shares, par value $0.0001 per share (together, constituting 100% of the issued and outstanding shares of capital stock of China) for 72,000,000 shares of Techedge common stock.


                               CONTROL OF TECHEDGE


         The aggregate number of shares which Techedge is currently authorized to issue is twenty five (25,000,000) million shares of common stock. Techedge, in accordance with the terms and conditions of its Information Statement filed with the SEC and subsequently mailed to its shareholders on April 2, 2004, has indicated its intent to file an amendment to its Certificate of Incorporation so as to increase its authorized shares of common stock from 25,000,000 to one hundred (100,000,000) million and to authorize issuance of up to one (1,000,000) million shares of preferred stock. The respective rights attached to both the common and preferred stock are set forth in the amended certificate.

         Prior to the Closing Date, 8,000,000 shares of Techedge common stock are issued and outstanding. Techedge has, on the Closing Date, no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchangeable for any shares of capital stock, other than as may be set forth in the Agreement. No preferred stock of Techedge is outstanding.

         Techedge will issue 72,000,000 shares of its common stock to the China Shareholders, which as at the Closing Date will equal 90% of all issued and outstanding shares of Techedge.


                        CHANGES TO THE BOARD OF DIRECTORS


         The sole officers and directors of Techedge are Messrs. Gregory A. Konesky ("Konesky" and Ehren Richardson, ("Richardson") each of whom will resign in accordance with the terms and conditions of the Agreement and release all claims for salaries, benefits or otherwise, against Techedge. Prior to their resignations, they shall cause such persons nominated by China to become new directors of Techedge.

         We expect that Messrs. Konesky and Richardson will resign as directors and be replaced by directors designated by China (the "incoming directors"). The change in directors is expected to occur at any time following the Closing under the Agreement. This step may be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by China's designees will constitute at least a majority of the available positions on the Board.

         China has advised us that, to the best of China's knowledge, except as set forth below, none of the China designees is currently a director of, or holds any position with us and have not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. China has informed us that, to the best of its knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         The China designees are as follows:


Name             Age                     Business Experience
-----------     -----   --------------------------------------------------------
Peter Wang       49     Chief Executive Officer and director of China since
                        2000, President and director of World Communications
                        Group, Inc. from 1995 to 2000 and Executive
                        Vice-President and director of Unitech Telecom, Inc.
                        from 1990 to 1995.

Charles Xue      50     Chairman of Phoenix Technology Limited since 2002,
                        Chairman of 8848, Inc. since 1998, Vice-Chairman of
                        UTStarcom from 1996 to 2002 and Chairman of UTStarcom from 1990 to 1996.

Ya Li            34     Chief Operating Officer and director of China since 2002
                        and Chief Executive Officer and director of Global
                        Villager Inc. from 1996 to 2000.

                        DIRECTORS AND EXECUTIVE OFFICERS


         The following is a brief description of our directors and executive officers other than the incoming directors:

Name                    Age                     Business Experience
------------------     -----   -------------------------------------------------
Gregory A. Konesky       48    Vice President and a Director since inception,
                               President since July 2, 2003, President of the
                               General Partner of BSD from its inception through September 2002 merger into the Company.

Ehren Richardson         35    Director, CFO and Secretary since inception


         Gregory A. Konesky has been a Director and Vice President of the Company since inception and became its President in July 2003. He was also the principal of the general partner of BSD from its formation in 1997 until the date of its merger into the Company. Since December 1997 he has been the lead scientist for Bovie, Medical Corporation and worked on the development of electro-surgical blade coatings. Since July 1995 he has been a part-time consultant to Tek-Vac Industries, Inc. where he has worked on the design and development of control systems for the Space Shuttle Cargo Bay. Mr. Konesky's background is in software development, test and systems integration and materials science. He received a BSEE/CS from Brooklyn Polytechnic University in 1977.

         Ehren Richardson has been a Director, CFO and Secretary of the Company since its inception. Mr. Richardson has been involved in various companies engaged in developing software for the internet gaming industry, including Thrive Media, Inc. where he has been the CEO since 1998, Big Prizes, Inc., which he co-founded in 1999 and Gambling Software Systems, LLC, which he founded in 1997. Mr. Richardson received a BA in Communications from the University of San Diego in 1991.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


Neither of the above-referenced officers and directors has received or accrued any compensation from Techedge.


            EMPLOYMENT, TERMINATION AND CHANGE OF CONTROL AGREEMENTS


         Messrs. Konesky and Richardson have served Techedge in the capacities and throughout the periods indicated above. Techedge has no other employees and no employee benefit plan in effect at this time. Techedge has no liability to either Mr. Konesky or Mr. Richardson for any unpaid wages or benefits or compensation of any kind in connection with there respective employment with Techedge.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE


         Section 16(a) of the Securities Exchange Act of 1934, as amended requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company's common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to the Company, or written representations that no reports were required, the Company believes that for the fiscal year ended December 31, 2003 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of the Company's securities has filed a Form 3 with the SEC and has had no change of ownership since such filing. Each of such necessary filings, as required to be made by Messrs. Mitchell Schlossberg, Ehren Richardson and Gregory A. Konesky (officers and/or directors of the Company) and Mirman Capital Ventures, Inc. (a beneficial owner of more than 10% of a registered class of the Company's securities) were filed with the SEC during the month of March 2003. There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership, ownership on date of filing or ownership as of May 17, 2004.



         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth information regarding ownership of our common stock by each person known to us to own more than 5% of the outstanding shares of the common stock, each director and executive officer, and all directors and executive officers as a group as of May 17, 2004.

 Names and Addresses*              1Number of Shares       1Percentage of Shares
Of Beneficial Owners               Beneficially Owned        Beneficially Owned
---------------------              ------------------      ---------------------

Mitchell Schlossberg                    2,250,000                 28.125%

Ehren Richardson                           50,000                   .625%

Gregory A. Konesky                         50,000                   .625%

Mirman Capital Ventures, Inc.2          2,250,000                 28.125%
1175 Walt Whitman Road,
Suite 100
Melville, New York 11747

Gary B. Wolff                             400,000                   5%

All Officers and Directors
as a Group (3 Persons)                  2,350,000                 29.375%

* Unless otherwise indicated, each shareholder's address is c/o the Company at 3 Rolling Hill Road, Hampton Bays, New York 11946

1        Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming that options, warrants or convertible securities that are held by such person (not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised. To date, the Company has not granted any options, warrants or any other form of securities convertible into its common stock.

2        Mirman Capital Ventures, Inc. is a privately held company with its
President, Eric Mirman owning 100% of all outstanding securities.

                                    SIGNATURE


         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                             TECHEDGE, INC.


                                             By:/s/Gregory A. Konesky
                                                   ------------------
                                             Gregory A. Konesky, President

Dated:   May 17, 2004

                                    EXHIBIT B
                   SHARES AND ACQUIROR SHARES TO BE EXCHANGED

Total Shares to be delivered by the Shareholders to Acquiror:  54,322,400

Total Acquiror Shares to be delivered by the Acquiror to the
Shareholders:  72,000,000




                                                Percentage of
                                                  Acquiror's      Percentage of
                                                  Shares of       Total Acquiror
  Name and                       Percentage of    Common Stock        Shares       Pro Rata Share of
Address of Each     Number of     Total Shares     Immediately      Issuable at       Closing
 Shareholder1      Shares Owned      Owned        After Closing       Closing       Acquiror Shares
---------------    ------------  -------------  ----------------  --------------   ----------------
Softbank Venture    9,000,000       16.5677         14.9112           16.5677         11,928,935
UTStarcom, Inc.     9,000,000       16.5677         14.9112           16.5677         11,928,935
PZW Family LLC     14,000,000       25.7721         23.1953           25.7721         18,556,209
Peter Wang          1,750,000        3.2215          2.8994            3.2215          2,319,517
Kin Shing Lee
(China Elite Group) 2,250,000        4.1419          3.7278            4.1419          2,982,216

Hangzhou Joray      1,000,000        1.8409          1.6568            1.8409          1,325,469
Electronics Co., Ltd
MAC Wireless/PW LLC 3,000,000        5.5226          4.9704            5.5226          3,976,336
Pacific Century
 Fund LLC          11,680,000       21.5012         19.3514           21.5012         15,481,112
Guoying Wei            32,400        0.0582          0.0524            0.0582             41,904
Bigtime Management
 Limited               90,000        0.1657          0.1491            0.1657            119,306
Charles Xue           410,000        0.7548          0.6793            0.7548            543,464
Guifeng Zheng         435,000        0.8007          0.7206            0.8007            576,513
Daofeng Shi         1,175,000        2.1630          1.9467            2.1630          1,557,385
Ailian Wu             500,000        0.92042         0.8284            0.92043           662,699




--------
1        The address for each Shareholder is c/o China Quantum Communications,
         Ltd., 33 Wood     Avenue South, 7F, Iselin, New Jersey 08830
2        Numbers do not add up to 100% due to rounding.
3        Numbers do not add up to 100% due to rounding.